Exhibit 5.1

[TORYS LLP LETTERHEAD]

August 13, 2003

DELIVERED

Cognos Incorporated
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, Ontario
K1G 4K9

Dear Sirs/Mesdames:

Re: Cognos Incorporated — Adoption of 2003-2008 Stock Option Plan

        We have acted as Canadian counsel for Cognos Incorporated (the “Company”) in connection with the adoption of the Company’s 2003-2008 Stock Option Plan (the “Plan”) to issue options to purchase a maximum of 1,760,000 common shares. Each option is exercisable for one common share (“Common Share”) in the capital of the Company. The Plan has been approved by the directors and shareholders of the Company. In this letter, the Common Shares issuable on exercise of the options will be referred to as the “Additional Shares”.

        We have made such investigations and have examined such corporate records of the Company and other documents as we considered necessary or relevant for our opinion, including:

1.	the articles of incorporation and by-laws of the Company;

2.	a certificate of an officer of the Company dated July 17, 2003;

3.	a certificate of compliance dated July 18, 2003 in respect of the Company pursuant to the Canada Business Corporations Act (the “Certificate of Compliance”);

4.	a certified copy of the resolution of the Company’s board of directors approving the Plan;

5.	a certified copy of the resolution of the Company’s shareholders approving the Plan; and

6.	the Plan.

        For the purposes of this opinion, we have assumed, with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, notarial or photostatic copies. We have also assumed that the certificate of the officer and the certificate of compliance referred to in paragraphs (2) and (3) above, respectively, continue to be accurate as of the date hereof.

        The opinions set forth below are limited to the laws of the Province of Ontario and the laws of Canada applicable therein, as of the date hereof. In expressing the opinion in paragraph 1 below, we have relied, without independent investigation, upon the Certificate of Compliance.

        Based on and subject to the foregoing, we are of the opinion that:

1.	The Company is incorporated and existing under the laws of Canada.

2.

The Company has taken all necessary corporate action to reserve and allot the Additional Shares for issuance, and such shares, when issued in accordance with the terms and conditions of the Plan, will be validly issued as fully paid and non-assessable shares of the Company.

        We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Yours very truly,
/s/ Torys LLP